PARK CITY GROUP, INC.

3160 Pinebrook Road

Park City, UT 84098

Phn: 435-645-2100

January 18, 2007

VIA EDGAR & FACSIMILE

202-277-9210

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Toton

Re:	Park City Group, Inc. – Registration Statement on Form SB-2,

No. 333-136254 Request for Acceleration

Dear Ms. Toton:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Park City Group, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on Thursday, January 18, 2007, or as soon thereafter as possible.

In connection with this request, we hereby acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ PARK CITY GROUP, INC.
Randall K. Fields, Principal Executive Officer, CEO
Will Dunlavy, Principal Financial Officer, CFO

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